                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One):

 X           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
---          EXCHANGE ACT OF 1934
             For the plan year ended December 31, 2005

                                       OR

             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
---          EXCHANGE ACT OF 1934
             For the transition period from _______ to_______

Commission file number 001-13777

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               GETTY REALTY CORP.
                         125 Jericho Turnpike, Suite 103
                             Jericho, New York 11753

                              REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

        1.   Financial Statements:

                    Consolidated Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004

                    Consolidated Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2005

                    Notes to Financial Statements


         2.  Exhibits:  None

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                            GETTY REALTY CORP.
                                            RETIREMENT AND
                                            PROFIT SHARING PLAN




Dated:  June 26, 2006                       by:  /s/ Thomas J. Stirnweis
                                                 ---------------------------
                                                 Thomas J. Stirnweis
                                                 Chairman of the Getty Realty
                                                   Corp. Retirement and Profit
                                                   Sharing Plan Committee and
                                                   Plan Administrator

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN

                              Financial Statements
                        as of December 31, 2005 and 2004
                    and for the year ended December 31, 2005

                          INDEX TO FINANCIAL STATEMENTS


                                                                             PAGE
                                                                             ----
Financial Statements:

Consolidated Statements of Net Assets Available for Plan Benefits
as of December 31, 2005 and 2004                                               2

Consolidated Statement of Changes in Net Assets Available for Plan
Benefits for the year ended December 31, 2005                                  3

Notes to Financial Statements                                                4 - 8

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
       Consolidated Statements of Net Assets Available for Plan Benefits
                        as of December 31, 2005 and 2004
                                 (in thousands)


                                               2005          2004
                                              ------        ------
Assets:
 Investments, at fair value (Note 6)          $6,852        $6,566
 Cash                                             14            15
 Contributions receivable:
    Employer                                      25            22
    Employee                                       6             -
                                              ------        ------
                                                  31            22

                                              ------        ------
Net assets available for plan benefits        $6,897        $6,603
                                              ======        ======









   The accompanying notes are an integral part of these financial statements.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
   Consolidated Statement of Changes in Net Assets Available for Plan Benefits
                      for the Year ended December 31, 2005
                                 (in thousands)

Contributions:
 Employer                                                             $    64
 Employee                                                                 161
                                                                      -------
                                                                          225
                                                                      -------
Investment income:
 Interest and dividend income                                             283
 Net investment gain from pooled separate accounts                        103
 Net appreciation (depreciation) of investments                          (210)
                                                                      -------
                                                                          176
                                                                      -------

Withdrawals                                                              (107)
                                                                      -------
Net additions                                                             294

Net assets available for plan benefits as of January 1, 2005            6,603
                                                                      -------
Net assets available for plan benefits as of December 31, 2005        $ 6,897
                                                                      =======



   The accompanying notes are an integral part of these financial statements.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements

1.  Description of Plan

          The following brief description of the Getty Realty Corp. Retirement and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

          The Plan, established February 1, 1978, is a defined contribution plan covering all employees of Getty Realty Corp. and its wholly-owned subsidiaries (the "Company"), who have attained age twenty-one and completed 1/2 year of service, except those covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), other than Title IV, and provides for the benefits available under
Section 401(k) of the Internal Revenue Code.

          Employees may contribute up to 50% of their compensation to the Plan (for 2005, limited to a maximum contribution of $14,000 for employees who are under the age of 50 and $18,000 for those over) and the Company matches an amount equal to the lesser of 50% of such employee contributions or 3% of compensation (for 2005, limited to a maximum compensation of $210,000). The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors. Employees must complete one year of service and must complete at least 1,000 hours of service during the plan year for which such contributions are made to be eligible to participate in profit sharing contributions.

          The Plan provides for a participant directed investment program. Contributions to the Plan, including the employer contributions, may be invested in twelve available investment funds allocated in multiples of 5% at the election of the employee as follows:

          The Guaranteed Interest Fund consists primarily of high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans and short-term investments. Massachusetts Mutual Life Insurance Company ("MassMutual") maintains the contributions and related accumulated investment earnings in the Guaranteed Interest Account ("GIA"), a benefit-responsive investment contract with MassMutual. The GIA is included in the financial statements at contract value, which approximates fair value because it is fully benefit responsive. Contract value represents contributions made under the contract, plus earnings on the underlying investments, less withdrawals and administrative expenses charged by MassMutual. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than a minimum guaranteed rate of return which is revised semi-annually. The GIA is backed by the general assets of MassMutual and, accordingly, is subject to its credit worthiness (MassMutual has been rated A++ by A.M. Best Company, AAA by both Fitch Ratings and Standard & Poor's Corp., and Aa1 by Moody's Investors Service).

          The Core Value Equity Fund invests in the MassMutual Premier Core Value Equity Fund SIA-A pooled separate investment account which holds Class S shares of three MassMutual Institutional funds; the MassMutual Premier Value Fund (ticker symbol: MVEDX), the MassMutual Select Diversified Value Fund (ticker symbol: MDVSX) and the MassMutual Premier Enhanced Index Value Fund (ticker symbol: MEPSX). The Core Value Equity Fund invests in stocks of larger, well-established companies selling at discounted valuation levels. The Core Value Equity Fund is not guaranteed as to either principal or a stated rate of investment return.

          The Getty Common Stock Fund invests in common stock of the Company (ticker symbol: GTY). The Fund is administered by the Company and is not guaranteed as to either principal or a stated rate of investment return.

          The four Destination Retirement Funds hold Class S shares of MassMutual Select Destination Retirement Fund pooled separate investment accounts which are managed by Massachusetts Mutual and invest in a combination of MassMutual equity, fixed income and money market funds using an asset allocation strategy based on the approximate retirement year of the investors for whom the fund's asset allocation strategy is designed. Assets in each fund are allocated among MassMutual Institutional funds according to an asset allocation strategy that offers an automatic roll-down process that seamlessly invests more conservatively until it reaches 25% in equity funds and 75% in fixed-income funds, including money market funds (approximately five to ten years after the fund's target retirement year).

          These investment options are designed for investors who are investing with a specific target retirement date in mind seeking a single solution to diversification without the task of having to adjust their portfolio as they approach retirement. The Destination Retirement Funds are not guaranteed as to either principal or a stated rate of investment return.

          The Destination Retirement Income Fund invests in the MassMutual Select Destination Retirement Income Fund SIA-BC pooled separate investment account (ticker symbol: MDRSX) using an asset allocation strategy designed for investors already in retirement. Assets are allocated according to a stable target asset allocation strategy of 30% stocks and 70% bonds and cash that emphasizes fixed income and money market funds but also include a smaller allocation to equity funds.

          The Destination Retirement 2020 Fund invests in the MassMutual Select Destination Retirement 2020 Fund SIA-BP pooled separate investment account (ticker symbol: MRTSX) using an asset allocation strategy for investors expecting to retire around the year 2020 and is designed for a person who will retire between the years 2016-2025. Assets are allocated according to a target asset allocation strategy of 60% stocks and 40% bonds and cash.

          The Destination Retirement 2030 Fund invests in the MassMutual Select Destination Retirement 2030 Fund SIA-BA pooled separate investment account (ticker symbol: MRYSX) using an asset allocation strategy for investors expecting to retire around the year 2030 and is designed for a person who will retire between the years 2026-2035. Assets are allocated according to a target asset allocation strategy of 85% stocks and 15% bonds and cash.

          The Destination Retirement 2040 Fund invests in the MassMutual Select Destination Retirement 2040 Fund SIA-BE pooled separate investment account (ticker symbol: MFRSX) using an asset allocation strategy for investors expecting to retire around the year 2040 and is designed for a person who will retire between the years 2036-2045. A significant percentage of the underlying investments in this strategy have a higher than average risk exposure. Assets are allocated according to a target asset allocation strategy of 100% stocks.

          The following funds hold units in independently managed mutual funds. The contributions and related accumulated investment earnings are not guaranteed as to either principal or a stated rate of investment return.

          The Contrafund Fund invests in the MassMutual SIA-WB pooled separate investment account which holds shares of Fidelity's Contrafund (ticker symbol:
FCNTX), a mutual fund that invests mainly in undervalued common stocks of companies experiencing improved fundamentals. The portfolio emphasizes both well-known and lesser-known companies that are not currently favored by the public, but which show potential for capital appreciation due to positive changes or turnarounds that are underway. The portfolio for the underlying fund is managed by Fidelity Management and Research Company.

          The New Horizons Fund invests in the MassMutual SIA-WG pooled separate investment account which holds shares of T. Rowe Price's New Horizons Fund (ticker symbol: PRNHX), a mutual fund which invests mainly in common stocks of small, rapidly growing companies. The fund will invest primarily in a diversified group of small, emerging growth companies, preferably early in the corporate life cycle before a company becomes widely recognized by the investment community. The portfolio may also invest in companies that offer the possibility of accelerated earnings growth due to rejuvenated management, new products, or structural changes in the economy. The portfolio for the underlying fund is managed by T. Rowe Price Associates, Inc.

          The Ultra Fund invests in the MassMutual SIA-WL pooled separate investment account which holds shares of American Century's Ultra Fund (ticker symbol: TWCUX), a mutual fund which seeks to invest mainly in common stocks of companies that will increase in value over time. Management of the funds is based on the belief that, over the long term, stock price movements follow growth in earnings, revenues and /or cash flows. The portfolio emphasizes large-sized companies that are growing at an accelerating pace. The portfolio for the underlying fund is managed by American Century Investment Management, Inc.

          The S&P 500 Index Fund holds shares of the Schwab S&P Index 500 E-Shares Fund (ticker symbol: SWPEX), a mutual fund that invests in the same stocks that make up the S&P 500 index and in the same relative weightings that each stock is in the index. The portfolio for the underlying fund is managed by Charles Schwab Investment Management with a focus on achieving a total rate of return comparable to the S&P 500 Index.

          The International Growth Fund holds shares of American Century International Growth Fund (ticker symbol: TWIEX) a mutual fund which invests in the stocks of developed foreign companies outside the United States and domestic stocks. The portfolio for the underlying fund is managed by American Century Investment Management, Inc.

          Under the loan provision, employees are permitted to borrow between $500 and the lesser of $50,000 or 50% of the participant's vested account balance for personal reasons reflecting important financial needs. The interest rate charged is fixed at the prime rate in effect at the beginning of the month the loan is requested plus 1%. Loan repayments are made by bi-weekly payroll deductions. The employee is charged a $75 loan initiation fee for each loan from the plan. Loans are required to be repaid over a maximum period of five years, unless the loan is used to purchase a principal residence, in which case the maximum period is fifteen years. Loans may be repaid in full before their maturity date. However, all loans must be repaid upon cessation of employment and, if not repaid within 90 days, the unpaid balance of principal and interest is charged against the participant's vested account balance.

          On termination of employment, if the employee's vested account balance is greater then $5,000, the employee's vested account balance may be distributed to the employee in the form of a single lump sum payment or in substantially equal installments, after the Plan administrator receives consent for the distribution from the employee. If the employee's vested account balances is not greater than $5,000 at the time of termination, the employee's account is automatically distributed to the employee in the form of a single lump sum payment. While employed, employees generally may not receive a distribution from their accounts unless they have attained age 65. However, an employee may withdraw all or a portion of their rollover contributions without penalty at any time. Additionally, an employee may request a distribution of all or a portion of their voluntary contributions if they can demonstrate "financial hardship." If the Plan administrator approves the request the employee shall be suspended from making voluntary contributions to the Plan for a certain period after receiving the hardship distribution.

          Employee contributions (including related accumulated investment earnings) are 100% vested. Employer contributions (including related accumulated investment earnings) vest in accordance with the following schedule:

                    Years of Service                  Percent Vested
                    ----------------                  --------------

                      2 years                               20%
                      3 years                               40
                      4 years                               60
                      5 years                               80
                      6 or more years                      100


          Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions.


2.  Summary of significant accounting policies

          The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP requires management to make its best estimates, judgments and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and changes in net assets available for plan benefits during the period reported. While all available information has been considered, actual results could differ from those estimates, judgments and assumptions.

          The Guaranteed Interest Fund is stated at contract value as reported by MassMutual, which approximates fair value. The investments in the pooled separate accounts are stated at fair value as reported by MassMutual using quoted market prices or good faith estimates if quoted market prices are not available. The Getty Common Stock Fund, The S&P 500 Index Fund and The International Growth Fund are valued at published market prices. Participant loans are stated at principal outstanding plus accrued interest, which approximates fair value.

          Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date basis.

          The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net investment gain or loss from pooled separate accounts, and the net appreciation or depreciation in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments held by the Getty Common Stock Fund, the S&P 500 Index Fund and the International Growth Fund.

          Under the terms of the Plan, the Company has elected to pay the administrative expenses of the Plan.

3.  Termination Priorities

          While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of the Internal Revenue Code and ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.

4.  Income Tax Status

          The Plan is subject to ERISA and certain provisions of the Internal Revenue Code. The Plan is based on a Non-Standardized Prototype 401(k) Plan and Basic Underlying Plan Document sponsored by Markley Actuarial Services, Inc. for which the Internal Revenue Service issued an opinion letter on August 7, 2001 stating the prototype plan was designed in accordance with applicable Internal Revenue Service requirements. On December 19, 2002, the Internal Revenue Service informed the Company that the Plan was a qualified plan under Section 401(a) of the Internal Revenue Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes the Plan was qualified and tax-exempt as of the financial statement date.

5.  Reconciliation to Form 5500

          In accordance with GAAP, the Plan does not record a liability for amounts allocated to participants who have withdrawn from the Plan and for which disbursement of those funds has not been made by year end. The Department of Labor requires the recording of a liability for benefit claims payable in Form 5500. As of December 31, 2005 and 2004, there were no benefits claim payable recorded on the Form 5500 for employees who have elected to withdraw from the Plan.

6.  Investments

          The following summarizes the fair value of the Plan's investments as of December 31, 2005 and 2004
(in thousands):

                                                               2005       2004
                                                              ------     ------
Guaranteed Interest Fund (a)(b)                               $2,959     $2,782

Core Value Equity Fund (c)                                       233        218

Destination Retirement Income Fund (c)                            26         28

Destination Retirement 2020 Fund (c)                             215        188

Destination Retirement 2030 Fund (c)                             139        113

Destination Retirement 2040 Fund (c)                              57         48

Contrafund (b)(c)                                                490        206

New Horizons Fund (b)(c)                                         349        390

Ultra Fund (c)                                                   129        112

Getty Common Stock $.01 par value (b)(d)                       2,158      2,393

S&P 500 Index Fund (e)                                            61         54

International Growth Fund (f)                                     26         23

Participant loans (g)                                             10         11
                                                              ------     ------
                                                              $6,852     $6,566
                                                              ------     ------


(a) General investment contract at contract value determined by MassMutual, which approximates fair value.

(b) Fund balance represents more than 5% of the Plan's net assets available for plan benefits as of the beginning of the year.

(c)   Pooled separate account at fair value determined by MassMutual.

(d) The market value of the Company's common stock was $26.29 per share and $28.73 per share as of December 31, 2005 and 2004, respectively.

(e)   Fair value determined by Charles Schwab.

(f)   Fair value determined by American Century Investment Management, Inc.

(g) Includes principal balance plus accrued interest, which approximates fair value.